Exhibit 99.02
                                  PRESS RELEASE
Contact Information

Timothy J. Rigas
Adelphia Business Solutions
814-274-9830

FOR IMMEDIATE RELEASE:

       ADELPHIA BUSINESS SOLUTIONS (ABIZ) ANNOUNCES PUBLIC STOCK OFFERING


Coudersport, PA, November 10, 1999 -- Adelphia Business Solutions, Inc. (NASDAQ-NNM: ABIZ) announced today that it is filing a supplement to its shelf registration statement with the Securities and Exchange Commission for a public offering of Class A Common Stock. The preliminary prospectus supplement contained in the filing provides for a public offering of approximately $300,000,000 in shares of Adelphia Business Solution's Class A Common prior to the exercise of any underwriters' over-allotment option. The offering will be made only by prospectus. Adelphia Business Solutions, which is a majority owned subsidiary of Adelphia Communications Corporation (NASDAQ-NNM:ADLAC), was formerly known as Hyperion Telecommunications, Inc.

In addition to the $300,000,000 in shares of Class A Common Stock to be sold by Adelphia Business Solutions to the public, Adelphia Communications Corporation is expected to enter into an agreement to purchase at the closing of the public offering approximately $150,000,000 in shares of Class B Common Stock of Adelphia Business Solutions at a price per share equal to the public offering price for the Class A Common Stock less the underwriting discount.

Adelphia Business Solutions intends to use the proceeds from these offerings for the funding of its national expansion, working capital requirements, operating losses and investments in its networks, and for other general corporate purposes. Adelphia Business Solutions provides integrated communication services to business customers over its state-of-the-art fiber optic network.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Class A Common Stock or Class B Common Stock in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.